DB

SI

19005926

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

Securities and Exchange Commission
Trading and Markets

FEB 28 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Brokerage Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6620 West Broad Street
(No. and Street)

Richmond	VA	23230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie C. Turner (804)281-6171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1021 East Cary Street, Suite 2000	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Scott R. Reeks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Brokerage Corporation, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carrie R Connell
Commonwealth of Virginia
Notary Public
Commission No. 7784313
My Commission Expires 3/31/2022

[signature]
Notary Public

[signature]
Signature

President and Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL BROKERAGE CORPORATION

Financial Statements and Supplementary Information
Required by SEC Rule 17a-5

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Report of Independent Registered Public Accounting Firm

The Board of Directors
Capital Brokerage Corporation:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capital Brokerage Corporation (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule 1 is fairly stated, in all material respects, in relation to the financial statement as a whole.

KPMG LLP

We have served as the Company's auditor since 1993.

Richmond, Virginia
February 26, 2019

CAPITAL BROKERAGE CORPORATION

Statement of Financial Condition

December 31, 2018

(Dollar amounts in thousands, except share and per share amounts)

Assets

Cash and cash equivalents	$	4,987
Commissions receivable		1,043
Other assets		90
Total assets	$	6,120

Liabilities and Shareholder's Interest

Liabilities:		
Accounts payable and accrued liabilities	$	24
Current income taxes payable to affiliate		43
Deferred tax liabilities		6
Total liabilities	$	73
Shareholder's interest:		
Common stock ($1 par value. Authorized 100,000 shares; issued and outstanding 10,000 shares)		10
Additional paid-in capital		1,935
Retained earnings		4,102
Total shareholder's interest		6,047
Total liabilities and shareholder's interest	$	6,120

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Capital Brokerage Corporation, (the Company or CBC), a Washington corporation, was incorporated on July 10, 1981, and is registered as a broker/dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of GNA Corporation, an indirect, wholly owned subsidiary of Genworth Financial, Inc. (Genworth).

On October 21, 2016, Genworth Financial entered into an agreement and plan of merger (the "Merger Agreement") with Asia Pacific Global Capital Co., Ltd. ("Parent"), a limited liability company incorporated in the People's Republic of China and a subsidiary of China Oceanwide Holdings Group Co., Ltd. (together with its affiliates, "China Oceanwide"), and Asia Pacific Global Capital USA Corporation ("Merger Sub"), a Delaware corporation and an indirect, wholly-owned subsidiary of Asia Pacific Insurance USA Holdings LLC ("Asia Pacific Insurance") which is a Delaware limited liability company and owned by China Oceanwide. Subject to the terms and conditions set forth within Merger Sub would merge with and into Genworth Financial with Genworth Financial surviving the merger as an indirect, wholly-owned subsidiary of Asia Pacific Insurance. China Oceanwide has agreed to acquire all our outstanding common stock for a total transaction value of approximately $2.7 billion, or $5.43 per share in cash.

At a special meeting held on March 7, 2017, Genworth Financials' stockholders voted on and approved a proposal to adopt the Merger Agreement. The closing of the transaction remains subject to other conditions and approvals.

The Company acts as the principal underwriter (as defined in the Investment Company Act of 1940) of flexible and single premium variable life insurance and variable annuity contracts issued by various affiliated insurance companies.

Commissions from product sales are derived from 12b-1 fees and service fees paid by third-party investment companies to the Company as the underwriter of various contracts issued by Genworth affiliated life insurance companies.

(b) Accounting Changes

On January 1, 2018, we adopted the new accounting guidance related to revenue with contracts with customers. The key principle of the new guidance is that entities should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for such goods or services. The standard permits the use of either the retrospective or modified retrospective (cumulative effect) transition method. CBC completed a review of all contracts with customers and has determined there is no change in the amount or timing of revenue recognition as a result of adopting the new guidance. The Company concluded to recognize commissions from/on affiliate insurance product sales on a net basis on the Statement of Operations, as it is acting as agent for these product sales. (See Note 4.)

(c) *Revenues and Expenses*

Commissions from product sales are derived from 12b-1 fees and service fees paid by third-party investment companies to the Company as the underwriter of various contracts issued by Genworth affiliated life insurance companies. Commissions are accounted for on an accrual basis.

The services and related obligations associated with certain of these revenues, which include supporting each funds investor by delivering prospectuses, statements of information such as trust reports, notices, proxies and proxy statements, marketing materials, educational materials, responding to questions, transmitting purchase and redemption requests, and maintaining the records for each shareholder of a fund, are general satisfied over a month or quarter. However, these fees are received and recognized over time during the period the customer owns the shares, and we remain the broker of record. The amount of fees is variable based on the length of time the customer holds the shares and on changes in the value of the underlying assets.

The accompanying financial statements might not necessarily be indicative of the Company's financial condition or results of operation had the Company operated on an autonomous basis during the year ended December 31, 2018.

(d) *Cash and Cash Equivalents*

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

(e) *Commissions Receivable*

The Company does not carry commissions receivable balances greater than 90 days.

(f) *Liabilities Subordinated to Claims of General Creditors*

The Company did not carry liabilities subordinated to claims of general creditors during the year ended December 31, 2018 and, therefore, has not included a statement of changes for such activities.

(g) *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results may differ from those estimates.

(h) *Income Taxes*

The Company is currently included in the consolidated federal income tax return of Genworth and subject to a tax-sharing arrangement that calculates tax liability on a separate company basis, but provides benefits for losses or credits utilized in the consolidated return. If Genworth is unable to fully utilize current period losses or credits in its consolidated return, then the Company will only receive the benefit of their allocated losses or credits when applied on a future tax return.

The Company is included in 25 combined/unitary state and city income tax returns of Genworth and files separate state income tax returns in 19 states. The Company calculates its state income

tax rate based on its separate state return filings and its portion of the combined/unitary state returns. For 2018, the Company had a blended state income tax rate of 6.3%.

Deferred tax assets and/or liabilities, if any, are determined by multiplying the difference between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the probability of realizing such amounts.

(2) Income Taxes

The total federal and state income tax benefit for the year ended December 31, 2018 consisted of the following components:

Current and deferred federal income tax benefit	$	(114)
Current and deferred state income tax benefit		(38)
Total current and deferred federal and state income tax benefit	$	(152)

The following reconciles the federal statutory tax rate of 21% to the reported income tax:

Expected federal income tax expense computed at statutory corporate tax rate	21.00%
State income tax, net of federal benefit	5.07%
Total federal and state income tax benefit	26.07%

Based on an analysis of the Company's tax position, there were no material deferred tax assets, and therefore, no valuation allowance for the deferred tax assets is deemed necessary as of December 31, 2018.

The Company has current income tax liabilities of $43 as of December 31, 2018.

As of January 1, 2018, and December 31, 2018, the Company had no unrecognized tax benefits. Accordingly, there would be no effective tax rate impact from recognition of previously unrecognized tax benefits. The December 31, 2018 Statement of Financial Condition includes no amounts for interest or penalties related to unrecognized tax benefits, and no such amounts were recognized as components of income tax expense.

For tax years beginning in 2011, the Company was included in the life/non-life consolidated return filed by Genworth, and also filed various state and local tax returns. With possible exceptions (including the possibility that the IRS may examine tax years that impact Operating Loss Deduction carryforwards but are otherwise closed), the Company is no longer subject to U.S. Federal tax examinations for years through 2014. Potential state and local examinations for those years are generally restricted to results that are based on closed U.S. Federal examinations.

(3) Financial Instruments

The Company's only financial instruments are cash equivalents. The financial instruments of the Company are reported in the Statement of Financial Condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

(4) Related-Party Transactions

The Company had net commission revenue and commission expenses of $46,254 which were derived from flexible and single premium variable life insurance and variable annuity contracts issued by Genworth Life and Annuity Insurance Company (GLAIC) and Genworth Life Insurance Company of New York, both affiliates of the Company. Our obligation associated with earning trailing commission is satisfied at the time shares are sold. However, these trailing commissions are recognized over time, during the period the customer owns the shares. The amount of trailing commissions is variable based on the length of time the customer holds the shares on the changes in the value of the underlying assets. CBC is acting as agent; therefore, revenue and expenses are presented net basis.

The Company has a service fee agreement with GLAIC, whereby the Company will reimburse GLAIC $1,800, per quarter for a total of $7,200 for the year related to the underwriting, distributing, and servicing of GLAIC's variable annuity products. The Company also incurs and pays other, non-management fee related expenses to affiliates. Both fees are included in management fees to affiliates.

(5) Commitments and Contingencies

During the normal course of operating our business, the Company may be subject to litigation. It is the policy of the Company to evaluate each individual situation and vigorously defend any cases it deems without merit. The Company believes that the outcome of such litigation will not have a material effect on its financial position or results of operations.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2018, the Company had net capital of $4,814, which was $4,809 in excess of its required minimum net capital of $5. As of December 31, 2018, the Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

(7) Subsequent Event

The Company has evaluated subsequent events for potential recognition and/or disclosure in the December 31, 2018 financial statements through February 26, 2019, the date the financial statements were issued, noting no additional matters requiring disclosure.

CAPITAL BROKERAGE CORPORATION

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2018

(Dollar amounts in thousands)

Net capital:		
Total shareholder's interest	$	6,047
Deduction of nonallowable assets and net capital adjustments:		
Commissions receivable		(1,043)
Other assets		(90)
Haircut on cash equivalents		(100)
Net capital		4,814
Total aggregate indebtedness		73
Computation of basic net capital requirement:		
Greater of:		
6-2/3% of total aggregate indebtedness or		5
Minimum net capital requirements of Company		5
Net capital requirement		5
Excess net capital – net capital less net capital requirement	$	4,809
Excess net capital at 1,000% – net capital less 10% of total aggregate indebtedness	$	4,807
Ratio of aggregate indebtedness to net capital		0.02 to 1

Note: The above calculation does not materially differ from the computation of net capital under Rule 15c3-1 filed with the Financial Industry Regulatory Authority (FINRA) as of and for the year ended December 31, 2018.

See accompanying report of independent registered public accounting firm.